UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
 ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Fyxme Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
California

Date of organization
October 21, 2015

Physical address of issuer
3380 Flair Drive, Ste 233-b, El Monte, CA 91731

Website of issuer
http://www.fyxme.com/

Name of intermediary through which the Offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5.00% of the number of securities sold.

Type of security offered
Crowd Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a Broker-Dealer.

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000.00

Deadline to reach the target offering amount
August 28, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,181.00	$3,268.00
Cash & Cash Equivalents	$2,181.00	$3,268.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$215,623.00	$4,340.00
Cost of Goods Sold	-$144,174.00	-$860.00
Taxes Paid	$0.00	$0.00
Net Income	-$11,587.00	-$1,934.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

Exhibit A	Offering Memorandum Part II of Offering Statement
Exhibit B	Financial Statements
Exhibit C	SeedInvest Profile
Exhibit D	Investor Deck

OFFERING MEMORANDUM PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)
June 21, 2017

Fyxme Inc.

Up to $1,000,000.00 of Crowd Notes

Fyxme Inc. (“Fyxme,” the "Company," "we," "us", or "our"), is offering up to $1,000,000.00 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000.00 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the company must reach its Target Amount of $25,000.00 by August 28, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000.00 under the Regulation CF Offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by August 28, 2017, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $1,000,000.00 (the "Maximum Amount") on a first come, first served basis. If the company reaches its Closing Amount prior to August 28, 2017, the company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this disclosure document and the company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management’s current views with respect to

future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: http://www.fyxme.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES

Updates on the status of this Offering may be found at: https://www.seedinvest.com/fyxme.inc/seed

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that

circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Fyxme Inc. (the "Company") is a California Corporation, formed on October 21, 2015. The Company was formerly known as N/A. The Company is currently also conducting business under the name of N/A.

The Company is located at 3380 Flair Drive, Ste 233-b, El Monte, CA 91731.

The Company's website is http://www.fyxme.com/.

A description of our products as well as our services, process, and business plan can be found on the company's profile page on SeedInvest under https://www.seedinvest.com/fyxme.inc/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business

Fyxme offers its mobile auto body repair service on site for their customers through its local independent technicians who are responsible for obtaining the necessary supplies to complete the work. Fyxme offers a mobile auto body repair service in multiple markets directly to the customer at their place of residence.

The Business Plan

Our mobile auto body repair service is delivered on site for the customer via "Fyxme vans" that are operated by our independent technicians.

On-site Repair - scheduled auto body shop repair at customer's home or office, removes the hassle of car rental and car drop off, and creates time saving for our customer
Same Day Repair – developed to meet the needs of our customer and allows them to personalize the repair process for their lifestyle without the typical auto body shop wait time and usual delays
Below Market Pricing – pre-negotiated supply contracts, no brick & mortar costs, and same day auto body repairs allow for lower repair costs that Fyxme shares with all its customers to create a convenient solution and positive experience
Our process:

- Customers upload images & info of their car damage on our mobile site
- We provide repair services up to 60% lower than regular auto body shops
- Mobile technicians performs the repair on-site when it's convenient for our customer

Our service criteria:

- Industry standard equipment, tools, and supplies to provide top quality repair on your doorstep
- Computerized color matching system, superior color accuracy, high production throughput paint to ensure the perfect paint match for every job
- Environmentally friendly water-based paint supplied by industry leader PPG Industries
- Industry certified technicians provide same quality auto body repair as your local body shop
- Technology platform connects our customer and our technician to complete the repair job

The Offering

Minimum amount of Crowd Notes being offered	$25,000
Maximum amount of Crowd Notes	$1,000,000
Purchase price per Security	Determined in conjunction with a Broker-Dealer.
Minimum investment amount per investor	$500.00
Offering deadline	August 28, 2017
Use of proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on pages 9-10, 18 hereof.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Fyxme is heavily dependent on supplier relationship with PPG Industries. Fyxme has a relationship with PPG in that they supply the materials, tools and parts for repairs in a consignment type relationship. This enables Fyxme to keep costs low and not pay for parts until they are needed even though they can hold the parts and materials in inventory. If PPGs business model and relationship with Fyxme changes, Fyxme will be required to purchase these parts beforehand and hold large amounts of inventory to maintain business operations. This would require Fyxme to have much higher working capital requirements and ultimately limit the company's ability to scale. The financial projections are based upon maintaining the PPG relationship.

Fyxme is not doing business with any affiliates. However, 2 of our Co-Founders are part owners in a separate company named Citiwide Media LLC. There is no business relationship between Fyxme and Citiwide Media LLC. Fyxme is using Citiwide Media facility to operate sales activities. Fyxme does not owe any rent or utilities to Citiwide Media LLC.

The development and commercialization of our service is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize them. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our service will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products. A competitor, Yourmechanic.com has raised $24 million in a Series B in 2016.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Salim J. Moussallem, Danny Ghosn, Orlando Valle, and Warren A. Blom. The Company has or intends to enter into employment agreements with Salim J. Moussallem and Warren A. Blom although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Orlando Valle, Salim J. Moussallem, Danny Ghosn, and Warren A. Blom

or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
* our ability to effectively manage our working capital;
* our ability to satisfy consumer demands in a timely and cost-effective manner;
* pricing and availability of labor and materials;
* our inability to adjust certain fixed costs and expenses for changes in demand;
* shifts in geographic concentration of customers, supplies and labor pools; and
* seasonal fluctuations in demand and our revenue.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Further, given the nature of our business, failure to achieve new client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally are contingent on damage to their vehicles, and are therefore not recurring. We will need to achieve a high rate of new customers on favorable terms, or our business and results of operations could be adversely affected.

We may rely on independent contractors and subcontractors to provide customers with a single-source solution.
From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a contractor or subcontractor due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Government mandated safety standards are costly and technologically challenging.
Meeting or exceeding government-mandated safety standards is costly and often technologically challenging, especially where one or more government mandated standards may conflict. Government safety standards require manufacturers to remedy defects related to motor vehicle safety through safety recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that they do not comply with a safety standard. Should we or government safety regulators determine that a safety or other defect or noncompliance exists with respect to certain of our vehicles, there could be a recall of a product and/or a significant increase in warranty claims, the costs of which could be substantial.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company.
These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the company or in the event of

subsequent corporate transaction. Further, the notes convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the company at an amount well below the valuation cap, so you should not view the valuation cap as being an indication of the company's value. Further any interest on the notes is accrued interest, therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

It is unclear how the Crowd Note would be interpreted by a court if we were forced into litigation.
We are using Crowd Notes in this offering. Crowd Notes are designed to offer equity in the company at a future date when specified conditions occur. However, it is unclear how a court in Delaware would interpret the provisions of the Crowd Note in relation to our organization as a limited liability company and since the notes set the number of underlying securities an investor is entitled to now, but do not provide for interest or a maturity date and only convert in limited circumstances. Should we be forced to litigate the terms of the Crowd Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

We have not assessed the tax implications of using the Crowd Note.
The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights.
The company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-major investor under the terms of the notes offered, and therefore upon any conversion you will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the company but may be limited in other information and inspection rights. Furthermore, the company has issued and may issue convertible notes to investors outside of this offering. Those notes may convert earlier or under terms more favorable than the Crowd Note.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will be bound by an investment management agreement, which limits your voting rights.
All Non-Major Purchasers of Crowd Notes will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes vote to terminate the agreement.

BUSINESS

Description of the Business
Fyxme offers its mobile auto body repair service on site for their customers through its local independent technicians who are responsible for obtaining the necessary supplies to complete the work. Fyxme offers a mobile auto body repair service in multiple markets directly to the customer at their place of residence.

Business Plan
Since the inception of Fyxme, over 95% of total sales are generated from the "on-site mobile auto body repair" completed by our independent technicians at the customers location. This part of our gross revenue is paid based on a revenue share model of 60% to the independent technician and 40% to Fyxme (this is a new revenue sharing model compared to our previous revenue share model of 67% paid to the independent technician and 33% paid to Fyxme effective April 2017).

History of the Business
The Company was founded in October 2015 in California for the initial purpose of providing its mobile auto body repair service.

The Company's Products and/or Services

Product / Service	Description	Current Market
Mobile Auto Body Repair	Body shop repair at customer's home or office that creates timesaving and removes the hassle of car rental and car drop off	Car owners in need of quality auto body repair

We are currently developing new products in development.

Fyxme offers a mobile auto body repair service in multiple markets directly to the customer at their place of residence. Our lead generation is obtained through direct response marketing.

Competition
The Company's primary competitors are independent local auto body repair shops.

Fyxme may have competitors who have some additional resources as they have existed in this space for a longer period of time, but they do not have the "Fyxme model". We see Fyxme growing larger than these existing companies in the near future with the possible capital infusion from SeedInvest. We believe our competitive advantages are:

1. On-site Repair – Body shop repair at customer's home or office that creates timesaving and removes the hassle of car rental and car drop off.
2. Same Day Repair – developed to meet the needs of our customer and allows them to personalize the repair for their lifestyle without the typical body shop wait time and usual repair delays.
3. Below Market Pricing – pre-negotiated supply contracts, no brick & mortar costs, and same day repairs allow for lower repair costs that Fyxme shares with all its customers to create a positive experience.
4. PPG Certified Technicians – Fyxme model attracts highly qualified technicians that are ready for a new opportunity to become their own boss, set their own schedule, improve their lifestyle, and increase their income level.
5. Customer Service and Lead Generation – in-house agents on call to manage customer experience and market lead generation to facilitate efficient solutions to meet the customers auto body repair needs without the customary challenges and delays expected in the auto body repair industry. Fyxme's motto is to improve the consumer experience with compassion when the unfortunate car repair is needed.

Supply Chain and Customer Base
Fyxme's independent technician purchases their own equipment and supplies from local PPG Industries paint stores to meet their job demand. Fyxme does not provide the independent technician any supplies for the mobile auto repair job.

Fyxme's customers are individuals who have suffered body damage to their automobile and desire repair of their vehicle, but do not have the time to wait for the recommended auto body shop repair cycle. Fyxme does not rely on any one source for its mobile auto body repair customers and provides an on-site auto body repair at the customer's home at a very competitive cost.

Intellectual Property and Research and Development

The Company is dependent on the following intellectual property:

1. Pricing Model Algorithm: This algorithm would take information that is submitted by the consumer and tailor pricing to the consumer and Fyxme. This application is built into the back end of our platform and this does not pose a threat at this time. 2. Lead Segmentation & Analysis: Lead segmentation and scoring that will improve Fyxme ability to focus our effort and deliver better value to the right audience. This application is built into the back end of our platform and this does not pose a threat at this time. 3. Technician Mobile App –a mobile app built for the daily needs and services that our independent technician requires to complete his job including… appointment scheduling, document signing, payment for services rendered, weekly compensation, data collection, instant quote for additional services. There is a risk of copying this application but it would not provide the same advantages to the competitor. 4. Customer Facing Web App – built in web app developed to meet the customers needs including scheduling on-site auto body repair, instant repair estimates and virtual 360 review of body damage, job progress and updates, final sale documents and payment solutions. There is a risk of copying this application but it would not provide the same advantages to the competitor.

We are constantly developing and innovating new offerings and customer experiences. We allocate a distinct portion of our operating budget to research and development.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
3380 Flair Drive, Ste 233-b, El Monte, CA 91731	Lease	The space is lent to us by one of the company owners.

Governmental/Regulatory Approval and Compliance

Fyxme does not know of any pending legal or regulatory changes that would limit the "mobile auto body" services that it provides its customers today.

Litigation
None

Other
The Company's principal address is 3380 Flair Drive, Ste 233-b, El Monte, CA 91731

The Company has the following additional addresses: Not applicable

The Company conducts business in Arizona.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	44.50%	$11,125	8.50%	$85,000
General Marketing	18,8%	$4,710.56	32.03%	$320,250
Future Wages	7.6%	$1,907.82	11.44%	$114,375

Technology	19.2%	$4,793.81	32.48%	$324,825
Operations	9.9%	$2,462.81	15.56%	$155,550
Total	**100.00%**	**$25,000**	**100.00%**	**$1,000,000**

The above table of the anticipated use of proceeds is not binding on the company and is merely description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Orlando Valle

All positions and offices held with the Company and date such position(s) was held with start and ending dates
COO, 10/21/2015

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Orlando is an entrepreneur at heart since he started working at the age of 18. Over the next 13 years, he helped Maxou, Inc.; a retail clothing company in the garment district of Los Angeles, grow the revenue from $1.5m to $9M yearly as their Chief Operating Officer and overseeing 32+ employees. That experience helped him build his own mortgage company, which in 4+ years grew their loan portfolio to over $25M. With that skill, he Co-Founded Valgo Management which had a revenue of 4.1 Million in 2 years, build the business of 40+ employees to manage and generate leads through strategic marketing. He is currently the co-owner of Citiwide Media, LLC, a marketing development company. His desire to succeed and growing passion for more knowledge has helped him advance in the workplace time and time again; including recruiting a sales team of independent contractors and in-house agents to build one of the strongest sales teams in the lending arena. He has experience in managing multiple areas of a business operation including Sales, Compliance, Licensing, Human Resources and Information Technology. He also possesses the ability to assess industry trends and valuable data to plan strategic business decisions and emphasize the next milestone. His role at Fyxme will be company sales, operations and compliance while overseeing the daily lead generation solution.

Education
Undisclosed

Name
Danny Ghosn

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CMO, 10/21/2015 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

He was employed in an engineering consulting company and developed cellphone network design and optimization applications for Cricket Communications. He moved on to consult for Nextel and filled their Director of Engineering to deploy and manage their cellphone networks in 146 cities in Mexico for over 2 years. He co-founded a turnkey business services company including staffing, product sales, accounting, marketing and management where he grew the company revenue to over 4.1 million in 2 years. He is currently the co-owner of Citiwide Media, LLC, a marketing development company. Danny's passion is overcoming challenges and problem resolution in the business arena. His devotion to always learning has helped him succeed in numerous ways including managing a team of 50+ engineers and technicians who developed numerous projects successfully for their employer. His drive to succeed has allowed him to learn multiple skillsets across marketing, accounting and business management. His role at Fyxme will be business analytics, marketing strategy and market deployment.

Education
Danny earned his Bachelor of Science in Electrical Engineering and Avionics along with a Bachelor of Science in Business Management.

Name
Salim Moussallem.

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CTO, 10/21/2015 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

He earned his Bachelor of Science in Engineering and a Master of Engineering Science. His drive to help companies achieve remarkable results with their technology and software has helped him create a solid career in the world of technology that includes developing cutting edge reporting dashboard solutions. He has directed the development of multiple web applications and software integration for a multi-million dollar, leading thermoplastic piping systems company. His technology skills and the passion for innovation have launched him into the CTO role at a local independent film production company where he oversees the development of multiple technology channel solutions.

His role at Fyxme will be developing, managing and architecting our needs for innovative technology solutions.

Education
Salim *earned his Bachelor of Science in Engineering and a Master of Engineering Science*

Name
Warren A. Blom

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, 03/03/2017 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
He discovered his calling in sales and financial services right out of school and over the next 16 years developed his selling skills into a successful book of business with a national investment firm through the up and down years in the stock market of the 90"s. His extensive customer sales experience and a passion to teach others created an opportunity to develop and distribute product sales training through several financial service providers in the next few years. During that period, he was charged with managing numerous national key account relationships and his contributions added to the company's growth to over $2B in investment products in a short time frame as it escalated to one of the top producing firms in the country. He has strong executions skills and extensive product development knowledge from the many years of selling products to a diversified audience. He is committed to driving success through creative business market development, effective pipeline management, and the passion for delivering consistent results. His role at Fyxme will be developing new business opportunities and drive sales throughout the company.

Education
Undisclosed.

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional Securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution of liquidation of the Company	Board of Directors

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities: Not applicable

The Company has the following debt outstanding: Not applicable

Following the Offering, the total amount of outstanding indebtedness of the Company will be $25,000 if the Minimum Amount is raised and $1,000,000 if the Maximum Amount is raised.

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Danny Ghosn, Orlando Valle, Salim Moussallem, and Warren Blom.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Danny Ghosn	25.0%
Orlando Valle	25.0%
Salim Moussallem	25.0%
Warren Blom	25.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

In our current financial projections for the looming 12 months, Fyxme would not anticipate our gross margins changing unless there was sizable growth in our daily business demand due to a higher success rate from our SEM marketing efforts. Fyxme's current operating model reflects the independent costs that are required to provide the "mobile auto body" service to its customers today. With the capital infusion from the fundraise, we believe the financial statement would reflect the increase in spending to grow the company and our revenue stream would increase in multiples given the growth plans for the business that have been discussed in this proposal to date. Our future growth would be predicated upon the current business model that has driven the success of this company since its inception.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals/milestones: the market deployment and expansion of their service; development of their web application; developing a mobile application for technicians.

The Company's current monthly burn is approximately $1,000.00 to sustain operations.

Liquidity and Capital Resources

The proceeds of the Offering are necessary to the operations of the Company. Our SeedInvest fundraising venture would provide the necessary capital, required to expand its current staff of independent technicians to meet the expected increase in demand for our services in both existing markets and new market growth, as laid out in our financial projections for the coming 12 months which are planned over the next 12 months. At this point, there are no future plans for financing by Fyxme given its current run rate but opportunities may present themselves in the future, which might require an additional capital infusion.

The Company will require additional financing in excess of the proceeds from the Offering in order to sustain operations for the next 12 months.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years.
The Company does not intend to make any material capital expenditures in the future.

Fyxme currently has a "revenue share" payment loan from Square, which it recently acquired to assist in paying its monthly expenses. The address is 1455 Market St, Ste 600, San Francisco, CA 94103. The "revenue share" payment loan from Square generates debt payments from our daily gross revenue at the payment rate of 9.25% of all customer credit card transactions until the loan is paid in full.

Material Changes and Other Information Trends and Uncertainties

The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors

typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The Securities offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million).

- Once a "qualified equity financing" occurs, the notes may be converted thereafter.

The price at which the Crowd Notes sold in this offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $3 million valuation cap, if the conversion takes place after the qualified equity financing; or

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $300,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,000,000 from investors through Regulation Crowdfunding before the deadline of August 28, 2017

The minimum investment is this Offering is $500. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The notes in the Regulation D offering convert under similar terms, however if there is a qualified equity financing, notes held by those investors will convert at that time into preferred shares and if there is a corporate transaction these investors will receive payment of twice the amount they invested. In the future, Regulation D investors may be entitled to greater voting and inspection rights than investors in this Offering.

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered “Major Investors” under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than non-major investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-Major counterparts.

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor’s stake in the company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes

may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters
Each prospective Purchaser should consult with his own tax and ERISA advisor as to the particular consequences to the Purchaser of the purchase, ownership, and sale of the Purchaser's Securities, as well as possible changes in the tax laws.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

SeedInvest Regulation CF rules regarding the investment process:

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;

The intermediary will notify investors when the target offering amount has been met;

The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;

If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;

If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and

If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses Securities and the company does not have any plans to list these Securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a

"liquidation event" occurs. A "liquidation event" is when the company either lists its Securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Orlando Valle
(Signature)

Orlando Valle
(Name)

COO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Orlando Valle
(Signature)

Orlando Valle
(Name)

COO
(Title)

6/28/17
(Date)

/s/Salim J. Moussallem
(Signature)

Salim J. Moussallem
(Name)

CTO
(Title)

6/28/17
(Date)

/s/Danny Ghosn
(Signature)

Danny Ghosn
(Name)

CMO
(Title)

6/28/17
(Date)

/s/Warren A. Blom
(Signature)

Warren A. Blom
(Name)

CEO
(Title)

6/28/17
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Exhibit B

Fyxme, Inc.
A California Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2016 and 2015

Fyxme, Inc.

TABLE OF CONTENTS

To the Stockholders of
Fyxme, Inc.
El Monte, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Fyxme, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficiency), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
May 25, 2017

FYXME, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and equivalents	$ 2,181	$ 3,268
Total Current Assets	2,181	3,268
TOTAL ASSETS	$ 2,181	$ 3,268
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Liabilities:		
Current Liabilities:	$ -	$ -
Long-Term Liabilities:	-	-
Total Liabilities	-	-
Stockholders' Equity (Deficiency):		
Common Stock, $0.001 par, 10,000 shares authorized, 0 shares issued and outstanding as of both December 31, 2016 and 2015.	-	-
Additional paid-in capital	15,702	5,202
Accumulated deficit	(13,521)	(1,934)
Total Stockholders' Equity (Deficiency)	2,181	3,268
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$ 2,181	$ 3,268

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

FYXME, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Revenues, net	$ 215,623	$ 4,340
Cost of net revenues	(144,174)	(860)
Gross profit	71,449	3,480
Operating Expenses:		
General and administrative	4,470	1,736
Sales and marketing	78,566	3,678
Total Operating Expenses	83,036	5,414
Loss from operations	(11,587)	(1,934)
Net loss	$ (11,587)	$ (1,934)

FYXME, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY) (UNAUDITED)
For the years ended December 31, 2016 and 2015

	Common Stock				Total Stockholders'
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Equity (Deficiency)
Balance at October 21, 2015 (inception)	-	$ -	$ -	$ -	$ -
Capital contributions from founders	-	-	5,202	-	5,202
Net income	-	-	-	(1,934)	(1,934)
Balance at December 31, 2015	-	-	5,202	(1,934)	3,268
Capital contributions from founders	-	-	10,500	-	10,500
Net loss	-	-	-	(11,587)	(11,587)
Balance at December 31, 2016	-	$ -	$ 15,702	$ (13,521)	$ 2,181

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

FYXME, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Net loss	$ (11,587)	$ (1,934)
Net Cash Used In Operating Activities	(11,587)	(1,934)
Cash Flows From Investing Activities		
Net Cash Provided by/(Used In) Investing Activities	-	-
Cash Flows From Financing Activities		
Capital contributions	10,500	5,202
Net Cash Provided By Financing Activities	10,500	5,202
Net Change In Cash	(1,087)	3,268
Cash at Beginning of Period	3,268	-
Cash at End of Period	$ 2,181	$ 3,268

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Fyxme, Inc. (the "Company"), is a corporation organized October 21, 2015 under the laws of California. The Company is an on-demand mobile body shop.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2016 and 2015 consist of products purchased for resale and any materials the Company purchased to modify the products. The Company held no inventory as of December 31, 2016 and 2015.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2016 and 2015, the Company carried no receivables or associated allowances.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset

might not be recoverable. As of December 31, 2016 and 2015, the Company held no property and equipment.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue when the service has been provided.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than

50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $12,098 and $1,674 as of December 31, 2016 and 2015, respectively. The Company pays Federal taxes at a blended rate of 39.8%, and has used this effective rate to derive net tax assets of $4,815 and $667 as of December 31, 2016 and 2015, respectively, resulting from its net operating loss carryforwards. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All tax returns have been filed through 2016. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has sustained net losses of $11,587 and $1,934 during the years ended December 31, 2016 and 2015, respectively, and has an accumulated deficit of $13,521 and $1,934 as of December 31, 2016 and 2015, respectively.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

At inception, the Company authorized 10,000 shares of common stock with a par value of $0.001.

Prior to the issuances discussed in Note 7, the Company's founders contributed $10,500 and $5,202 in 2016 and 2015, respectively, to fund operations.

As of December 31, 2016 and 2015, no shares were issued and outstanding. Subsequently, in March 2017, the Company issued 6,000 shares of common stock to its four founders.

NOTE 5: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. Management is assessing the impact of this pronouncement on our financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

In March 2017, the Company issued 6,000 shares of common stock to its four founders.

Management has evaluated subsequent events through May 25, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Exhibit C


fyxme
HOW IT WORKS
OUR SERVICES
WHY USE FYXME
TECHNICIANS
888-983-9963
Body shop to your doorstep
Dents, dings and scratches are a bummer!
Fixing them just got easier.
LEARN MORE

Fyxme

A mobile technology platform that simplifies the auto body repair process for today's fast paced world by delivering it to users' door steps. Edit Profile

$500	$3,000,000	Crowd Note
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Fyxme is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Fyxme without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Auto Body Repair Market
$32.9 Billion

Yearly Car Crashes
13.5 Million

- 600+ Auto body repairs completed
- Services up to 60% lower than local body shops
- Average rating of 4.5+stars on Yelp
- Largest four auto repair firms hold only ~12% of market share as of 2015

- Round Size: US $500,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Crowd Note
- Valuation Cap: US $3,000,000
- Target Minimum Raise Amount: US $300,000
- Offering Type: Side by Side Offering

fyxme

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"Absolutely amazing and I can't stop raving about it! I've been procrastinating on fixing my car dings so I finally went ahead and did it." Yelp Review

Today, the search for an auto body repair shop can be dreadful. Most of us understand very little about the auto body repair process and fear that the local body shops will over charge us for repairs. Limited transparency in pricing & frequent delays in the auto body repair cycle has set a standard

Saving time is more valuable today than ever before and life moves too fast to stop and wait for someone else to fix your car at their pace. Fyxme was created to meet the needs of today's fast paced lifestyle by bringing the consumer a convenient and inexpensive auto body repair process for their busy schedules. Our "on-site body shop repair" make this previously painful experience simpler. Users share pictures of their auto damage and schedule an appointment through our customer service agent. They can have the repair completed to their satisfaction, without ever going into an auto body shop.

The public demands a new model for auto body repairs that is built around low cost auto body repair service that local residents can depend on and come to trust. Our business model has evolved over the last 18 months to prove itself successful in multiple markets, while giving the customer everything they need. In our experience, the initial capital requirements to launch a new market is minimal; our business model can be easily implemented and generate revenue from day 1.

Our vision is to become the "go to" solution for auto collision repair through our data driven technology platform, and we plan to build out additional capabilities, including the capability to provide the consumer instant pricing and a standard auto body shop comparison across the country in most major metropolitan markets.

Pitch Deck



DENTS, DINGS AND SCRATCHES ARE A BUMMER!
Fixing them just got easier
fyxme
fyxme
Bodyshop to your doorstep

Highlights
Pitch Deck
Team Story
Term Sheet
Market Landscape
Data Room
SeedInvest
Overview
Product & Service
Q&A with Founder
Financial Discussion
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Product & Service

Fyxme believes the auto body shop repair process is broken, and that this presents an opportunity for Fyxme to disrupt the market and gain a foothold in a $32.9B market. We have created a trusted technology platform that delivers attention to personal service, speed, and savings for its customers.

Our mobile auto body repair service is delivered on site for the customer via "Fyxme vans" that are operated by our independent technicians.

1. *On-site Repair* - scheduled auto body shop repair at customer's home or office, removes the hassle of car rental and car drop off, and saves time for our customers
2. *Same Day Repair* – developed to meet the needs of our customers and allows them to personalize the repair process for their lifestyle without the typical auto body shop wait time and usual delays
3. *Below Market Pricing* – pre-negotiated supply contracts, no brick & mortar costs, and same day auto body repairs allow for lower repair costs that Fyxme shares with all its customers to create a convenient solution and positive experience

Our process:

- Customers upload images & info of their car damage on our mobile site
- We provide repair services up to 60% lower than traditional auto body shops
- Mobile technicians perform the repair on-site when it's convenient for our customer

Our service criteria:

- Industry standard equipment, tools, and supplies to provide top quality repair on your doorstep
- Computerized color matching system, superior color accuracy, high production throughput paint to ensure the perfect paint match
- Environmentally friendly water-based paint supplied by industry leader PPG Industries
- Industry certified technicians provide same quality auto body repair as your local body shop
- Technology platform connects our customer and our technician to complete the repair job

...standing experience! Company was easy to work with by text message, tech showed up on time and got to work within minutes, job was finished early, quality of the work is excellent -- all for much less than a traditional body shop. I hope my car doesn't get scraped again, but if it does, I am definitely using fyxme again and telling all my friends."

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-Yelp Review*

**The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.*

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Highlights

Pitch Deck

Team Story

Term Sheet

Market Landscape

Data Room

SeedInvest

Overview

Product & Service

Q&A with Founder

Financial Discussion

Lamborghini Repair.

Team Story

Our story started back in early 2015, when two of our co-founders had similar experiences with their new cars: they both had body damage to their vehicles that they wanted repaired. They soon learned just how difficult it was to have their car body damage repaired and the challenge of finding the time to get it done, solve their transportation needs during the repair process, and bothering someone else to help them return the rental car so that they could pick up their repaired car at the local auto body shop. After several hours of frustration and the painful discovery that this was not something that would be easy to solve, they decided to find a better solution. That desire created the business model we now use today: on-site auto body shop repair that fits in your busy schedule.

Meet the Founders



Danny Ghosn

CO-FOUNDER – DEPLOYMENT AND MARKETING

Danny earned his Bachelor of Science in Electrical Engineering and Avionics along with a Bachelor of Science in Business Management. He was employed in an engineering consulting company and developed cellphone network design and optimization applications for Cricket Communications. He moved on to consult for Nextel and filled their Director of Engineering to deploy and manage their cellphone networks in 146 cities in Mexico for over 2 years. He co-founded a turnkey business services company including staffing, product sales, accounting, marketing and management where he grew the company revenue to over 4.1 million in 2 years. He is currently the co-owner of Citiwide Media, LLC, a marketing development company. Danny's passion is overcoming challenges and problem resolution in the business arena. His devotion to always learning has helped him succeed in numerous ways including managing a team of 50+ engineers and technicians who developed numerous projects successfully for their employer. His drive to succeed has allowed him to learn multiple skillsets across marketing, accounting and business management.

His role at Fyxme will be business analytics, marketing strategy, and market deployment.



Orlando Valle

CO-FOUNDER – OPERATIONS AND COMPLIANCE

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Orlando has been an entrepreneur at heart since he started working at the age of 18. Over the next 13 years, he helped Maxou, Inc.; a retail clothing company in the garment district of Los Angeles, grow the revenue from $1.5m to $9M yearly as their Chief Operating Officer and overseeing 32+ employees. That experience helped him build his own mortgage company, which in 4+ years grew their loan portfolio to over $25M. With that skill, he Co-Founded Valgo Management which had a revenue of 4.1 Million in 2 years, build the business of 40+ employees to manage and generate leads through strategic marketing. He is currently the co-owner of Citiwide Media, LLC, a marketing development company. His desire to succeed and growing passion for more knowledge has helped him advance in the workplace time and time again; including recruiting a sales team of independent contractors and in-house agents to build one of the strongest sales teams in the lending arena. He has experience in managing multiple areas of a business operation including Sales, Compliance, Licensing, Human Resources and Information Technology. He also possesses the ability to assess industry trends and valuable data to plan strategic business decisions and emphasize the next milestone.

His role at Fyxme will be company sales, operations and compliance while overseeing the daily lead generation solution.



Warren Blom

PARTNER – BUSINESS DEVELOPMENT AND SALES

He discovered his calling in sales and financial services right out of school and over the next 16 years developed his selling skills into a successful book of business with a national investment firm through the up and down years in the stock market of the 90"s. His extensive customer sales experience and a passion to teach others created an opportunity to develop and distribute product sales training through several financial service providers in the next few years. During that period, he was charged with managing numerous national key account relationships and his contributions added to the company's growth to over $2B in investment products in a short time frame as it escalated to one of the top producing firms in the country. He has strong executions skills and extensive product development knowledge from the many years of selling products to a diversified audience. He is committed to driving success through creative business market development, effective pipeline management, and the passion for delivering consistent results.

His role at Fyxme will be developing new business opportunities and drive sales throughout the company.

Highlights

Overview

Pitch Deck

Product & Service

Team Story

Q&A with Founder

Term Sheet

Financial Discussion

Market Landscape

Data Room

SeedInvest



Salim Moussallem

CO-FOUNDER – TECHNOLOGY AND INTELLECTUAL PROPERTY GURU

He earned his Bachelor of Science in Engineering and a Master of Engineering Science. His drive to help companies achieve remarkable results with their technology and software has helped him create a solid career in the world of technology that includes developing cutting edge reporting dashboard solutions. He has directed the development of multiple web applications and software integration for a multi-million dollar, leading thermoplastic piping systems company. His technology skills and the passion for innovation have launched him into the CTO role at a local independent film production company where he oversees the development of multiple technology channel solutions.

His role at Fyxme will be developing, managing, and architecting our needs for innovative technology solutions.

Q&A with the Founder

Q: Do you own the trucks doing the repairs? Or do the repairmen own the trucks and tools? Are the tools provided by PPG?

Fyxme: Fyxme's independent technicians are skilled auto body repair specialists and come to us by referral from the local PPG paint supply store and are invited to join the company through a series of interviews by one of our partners. Fyxme purchases the trucks for our independent contractors as an incentive to help them get started quickly and have a repayment plan in place for the truck as part of their contract with the Fyxme. This purchase assists Fyxme and our independent technicians in establishing themselves in the local market and aids to deliver the unique auto body repair service model we have successfully developed in our initial markets. The independent technician provides his own tools for the mobile auto body repair service as part of his contract with Fyxme. PPG is the industry standard auto body paint supplier that Fyxme contracts in each local market, to provide the same industry leading auto body paint that the auto dealers and regional auto body repair shops use in the repair jobs today.

Q: Can you elaborate on the sales cycle to get a partnership with repair shops? How many do you need per city to scale?

Fyxme: Fyxme's market selection process is based on a number of factors that our owners research and review before choosing our next market expansion. Those factors include city populations, weather patterns, gentrification highlights, income per capita, and market concentration, in order to analyze the best markets for our expansion plan. Part of this expansion plan is to visit with the local PPG auto paint store to discover auto body repair shops who could deliver the unique auto body repair services we would require for those Fyxme customers who's auto body repair does not allow us to complete on site. A local visit and interview is with these auto body repair shops is part of our selection process along with the PPG recommendation.

Q: Can you provide info on what is being done to invest in the product – it is 35% of the investment.

Fyxme: In supporting Fyxme's mission to "simplify the customer experience" of auto body repair; the company relies on SAAS for customer, technicians, and marketing innovation to set us apart from our competition. Part of our product development will include efforts to reduce our lead cost by web based A/B testing, develop new online channels to attract new customer genre's and expand lead segmentation to focus our delivery of marketing to the most suited channels. A secondary goal is to enhance our overall "customer experience" to include building new web app features to automate and simplify the way the customer communicates with Fyxme in the near future. These enhancements will include additional automated features for appointment scheduling, automating the common auto body repairs into a "standard case" pricing format, and direct communication with our independent technicians for real time updates. The third goal is empowering our independent technicians through our mobile app in order to simplify and automate their daily activities and responsibilities. These improvements will include better work flow analysis and time management, automatic upload and access to Fyxme forms and documents in real time, secure access to internal reporting systems, and online payment formats for our mobile auto body repair customer and our independent technician. Our final goal is refining and building new integration resources for our Fyxme team in house to better manage the "day-to-day" activities for a more profitable and efficient outcome. This would include integration of multiple 3rd party data sources like "Zipwhip and Spiro to empower our data warehouse with additional business intelligence and market quoting data to generate in-house "automatic alerts" for our sales team. Bottom line is we recognize that our business model's success in driven by technology and the enhancements are vital to our future profitability.

Q: Please elaborate on your revenue model.

Fyxme: Since the inception of Fyxme, over 95% of total sales are generated from the "on-site mobile auto body repair" completed by our independent technicians at the customers location. This is and has been the primary revenue generator for our company since we started back in December 2015. This part of our gross revenue is paid based on a revenue share model of 60% to the independent technician and 40% to Fyxme (this is a new revenue sharing model compared to our previous revenue share model of 67% paid to the independent technician and 33% paid to Fyxme…effective April 2017). In recent months, Fyxme has found a new revenue sharing opportunity where the company generates a business lead or has received a referral and the auto body repair job is more than can be accomplished on site for the customer. This type of auto body repair

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must be completed by a local body shop and this is where Fyxme's customer service agent "really shines" as we contract directly with a local auto body shop (who we have a working agreement with on file), arrange for the pick-up of the customers vehicle, schedule the work at the negotiated price and timeline, monitor the work on a daily basis with photo updates, and deliver the car to the customer upon completion. This type of job will generate Fyxme 15% of the total auto body repair estimate, which is paid by the body shop when it receives payment from the customer's auto insurance carrier. As an example; in February 2017, Fyxme completed 41 mobile auto body repair jobs and 1 auto body shop repair job. The total referral fee collected from the auto body shop repair job was $700 and Fyxme receives that as 100% gross profit. Since our P&L is calculated on a cash basis, there will be mobile auto body repair jobs that will be completed in the current month and paid in the next month. We have modified our scheduled compensation payments to our independent technicians to the 15th and 30th of every calendar month to better manage the reporting of this revenue stream in our monthly gross revenue report.

Q: Can you please detail exit expectations.

Fyxme: Fyxme is focused on growing its gross revenue through a unique growth model that includes expanding in our existing service markets and select new markets where we can deliver our "customer favored" onsite mobile auto body repair service to those customers who will appreciate auto body repair onsite at their convenience. Our experience and business model lends itself to driving sales to new heights in order to gain real scale in our gross revenue number in the next couple of years. The real question for an investor is what is Fyxme's exit plan and as a company, it is a question that we struggle with every day. As owners, we see a solid growth plan over the next couple of years and recognize that growth will provide a sizeable increase in our profit picture for each of us. Unfortunately, investors have one objective in mind: find a good quality company to achieve a solid return on the capital they have invested in the initial stages of its growth. Our owners can appreciate that objective and are open to exit strategy proposals, but are looking to those investors to share their business expertise with us in order to develop the company into something that will present a value proposition that others will desire and be willing to pay more for it in the near future.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $500,000	US $500,000
Minimum investment	$20,000	US $500
Target minimum	US $300,000	US $300,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $3,000,000	US $3,000,000
Interest rate	5.0%	5.0%
Closing Conditions	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by the offering end date no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Highlights
Overview
Pitch Deck
Product & Service
Team Story
Q&A with Founder
Term Sheet
Financial Discussion
Market Landscape
Data Room
SeedInvest

Use of Proceeds

If Minimum Amount Is Raised


Technology
Market Development
Operations
Salary
Offering Expense


If Maximum Amount Is Raised
Offering Expense
Technology
Operations
Market Development
Salary

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached hereto in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

Operations

In our current financial projections for the looming 12 months, Fyxme would not anticipate our gross margins changing unless there was sizable growth in our daily business demand due to a higher success rate from our SEM marketing efforts. Fyxme's current operating model reflects the independent costs that are required to provide the "mobile auto body" service to its customers today. With the capital infusion from the fundraise, we believe the financial statement would reflect the increase in spending to grow the company and our revenue stream would increase in multiples given the growth plans for the business that have been discussed in this proposal to date. Our future growth would be predicated upon the current business model that has driven the success of this company since its inception.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals/milestones: the market deployment and expansion of their service; development of their web application; developing a mobile application for technicians.

The Company's current monthly burn is approximately $1,000.00 to sustain operations.

Liquidity and Capital Resources

The proceeds of the Offering are necessary to the operations of the Company. Our SeedInvest fundraising venture would provide the necessary capital, required to expand its current staff of independent technicians to meet the expected increase in demand for our services in both existing markets and new market growth, as laid out in our financial projections for the coming 12 months which are planned over the next 12 months. At this point, there are no future plans for financing by Fyxme given its current run rate but opportunities may present themselves in the future, which might require an additional capital infusion.

The Company will require additional financing in excess of the proceeds from the Offering in order to sustain operations for the next 12 months.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years.

The Company does not intend to make any material capital expenditures in the future.

Fyxme currently has a "revenue share" payment loan from Square, which it recently acquired to assist in paying its monthly expenses. The address is 1455 Market St, Ste 600, San Francisco, CA 94103. The "revenue share" payment loan from Square generates debt payments from our daily gross revenue at the payment rate of 9.25% of all customer credit card transactions until the loan is paid in full.

Highlights
Overview
Pitch Deck
Product & Service
Team Story
Q&A with Founder
Term Sheet
Financial Discussion
Market Landscape
Data Room
SeedInvest

Material Changes and Other Information Trends and Uncertainties

The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Market Landscape



$40,000,000,000
$30,000,000,000
$20,000,000,000
$10,000,000,000
$0
2013
2016
2018
2020

"U.S. automotive collision repair market was valued at USD 32.92 billion in 2013, with forecast of USD 38.06 billion by 2020, at a CAGR of 2.1%. The growth can be attributed to unpredictable weather conditions."

Metro Market Selection helps identify those markets that will present the most profitable opportunities for expansion based on specific criteria including: more than 200+ sunny days, 2M population, and average collision events

Risks and Disclosures

Fyxme is heavily dependent on supplier relationship with PPG Industries. Fyxme has a relationship with PPG in that they supply the materials, tools and parts for repairs in a consignment type relationship. This enables Fyxme to keep costs low and not pay for parts until they are needed even though they can hold the parts and materials in inventory. If PPGs business model and relationship with Fyxme changes, Fyxme will be required to purchase these parts beforehand and hold large amounts of inventory to maintain business operations. This would require Fyxme to have much higher working capital requirements and ultimately limit the company's ability to scale. The financial projections are based upon maintaining the PPG relationship.

Fyxme is not doing business with any affiliates. However, 2 of our Co-Founders are part owners in a separate company named Citiwide Media LLC. There is no business relationship between Fyxme and Citiwide Media LLC. Fyxme is using Citiwide Media facility to operate sales activities. Fyxme does not owe any rent or utilities to Citiwide Media LLC.

The development and commercialization of our service is highly competitive. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize them. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our service will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products. A competitor, Yourmechanic.com has raised $24 million in a Series B in 2016.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Salim J. Moussallem, Danny Ghosn, Orlando Valle, and Warren A. Blom. The Company has or intends to enter into employment agreements with Salim J. Moussallem, Danny Ghosn, and Warren A. Blom although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Salim J. Moussallem, Danny Ghosn, and Warren A. Blom or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control. Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

- changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
- our ability to effectively manage our working capital;
- our ability to satisfy consumer demands in a timely and cost-effective manner;
- pricing and availability of labor and materials;
- our inability to adjust certain fixed costs and expenses for changes in demand;
- shifts in geographic concentration of customers, supplies and labor pools; and
- seasonal fluctuations in demand and our revenue.

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients could adversely affect results of operations. We may face pricing pressure in obtaining and retaining our clients. Further, given the nature of our business, failure to achieve new client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally are contingent on damage to their vehicles, and are therefore not recurring. We will need to achieve a high rate of new customers on favorable terms, or our business and results of operations could be adversely affected.

We may rely on independent contractors and subcontractors to provide customers with a single-source solution. From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a contractor or subcontractor due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Government mandated safety standards are costly and technologically challenging. Meeting or exceeding government-mandated safety standards is costly and often technologically challenging, especially where one or more government mandated standards may conflict. Government safety standards require manufacturers to remedy defects related to motor vehicle safety through safety recall campaigns, and a manufacturer is obligated to recall vehicles if it determines that they do not comply with a safety standard. Should we or government safety regulators determine that a safety or other defect or noncompliance exists with respect to certain of our vehicles, there could be a recall of a product and/or a significant increase in warranty claims, the costs of which could be substantial.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the company at an amount well below the valuation cap, so you should not view the valuation cap as being an indication of the company's value. Further any interest on the notes is accrued interest, therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

It is unclear how the Crowd Note would be interpreted by a court if we were forced into litigation. We are using Crowd Notes in this offering. Crowd Notes are designed to offer equity in the company at a future date when specified conditions occur. However, it is unclear how a court in Delaware would interpret the provisions of the Crowd Note in relation to our organization as a limited liability company and since the notes set the number of underlying securities an investor is entitled to now, but do not provide for interest or a maturity date and only convert in limited circumstances. Should we be forced to litigate the terms of the Crowd Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-major investor under the terms of the notes offered, and therefore upon any conversion you will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the company but may be limited in other information and inspection rights. Furthermore, the company has issued and may issue convertible notes to investors outside of this offering. Those notes may convert earlier or under terms more favorable than the Crowd Note.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will be bound by an investment management agreement, which limits your voting rights. All Non-Major Purchasers of Crowd Notes will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes vote to terminate the agreement.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Highlights
Overview
Pitch Deck
Product & Service
Team Story
Q&A with Founder
Term Sheet
Financial Discussion
Market Landscape
Data Room

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME
Pitch Deck and Overview (2 files)
Product or Service (13 files)
Financials (2 files)
Fundraising Round (1 file)
Investor Agreements (1 file)
Miscellaneous (1 file)

Exhibit D


DENTS, DINGS AND SCRATCHES ARE A BUMMER!
Fixing them just got easier
fyxme
fyxme
Bodyshop to your doorstep

Important Disclaimer

This presentation contains offering materials prepared solely by Fyxme without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.


fyxme

Why Did We Create *Fyxme*?

- Today, the search for an auto body repair shop can be dreadful. Most of us understand very little about the auto body repair process and fear that the local body shops will over charge us for repairs

- Fyxme was created to meet the needs of today's fast-paced lifestyle and bring the consumer a convenient and inexpensive auto body repair process for their busy schedules

- Fyxme seeks to redefine the auto body repair process by creating a trusted technology platform that delivers attention to personal service and money savings for its customers


fyxme

We Believe The Auto Body Repair Process Is Broken

- The industry is outdated and needs a change
- Local auto body repair shops control the majority of the market

THIS PRESENTS AN OPPORTUNITY FOR FYXME TO DISRUPT THE PROCESS AND GAIN MARKET SHARE

- Limited transparency in pricing & frequent delays in the auto body repair cycle has set a standard
- Body shop owners today need to leverage a new technology to remain relevant in the market

FYXME IS EMPOWERED BY A NEW TECHNOLOGY PLATFORM THAT IMPROVES THE REPAIR EXPERIENCE AND OUR CUSTOMERS LOVE IT


fyxme

Our Solution Is...

On-site Repair

At home or office

Same Day Service

Meets our customers' busy lifestyles

Below Market Pricing

No brick & mortar costs

Fyxme - your on-demand body shop


fyxme

How It Works…



Customers upload images & info of their car damage on our mobile site


UP TO
60%
DISCOUNT

We provide repair services up to 60% lower than local body shops



Our technician performs the repair on-site when it's convenient for you

Bodyshop to your doorstep


fyxme

Market Assessment

U.S. automotive collision repair market was valued at **USD 32.92 billion** *

13.5M
Car Crashes in 2015 **

No dominant companies, the "Big 4" only hold **12% market share** ***

*   Based on Nov 4 , 2015 Radiant insights market research
** Based on Consumerreport.Org 2015
*** Based on globenewswire.com 2015


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What We've Accomplished

5 Mobile Vans

498 Repairs

$592 Revenue Per sale



120000
100000
80000
60000
40000
20000
0
$6920
$20,641
$88,244
$96,798
Q1-2016
Q2-2016
Q3-2016
Q4-2016



fyxme

Who Benefits From Our Service?

Someone who ...

- is sensitive to price
- wants hassle-free repair
- is looking for a trusted repair solution
- is too busy
- needs convenience


fyxme

What Our Customers Say About Their Experience With Fyxme…

Excellent service!!! From the quick response to my inquiry with price and availability to the quality of the work. Thank you for fixing the dent and scratches on my highlander. It looks great and seamless.

- Irma M.

9-2016

★★★★★

"Great price, great service, and quickest repair from my experience. Considering these guys had no prior experience with Lotus cars, they went out of their way to quickly research and learn about the necessary requirements for repairs and stunned me with the results"

– Anthony V.

9-2016

★★★★★

"Excellent service. Ernesto came to my house and fixed my bumper. It looks like the accident never happened. It looks perfect and it cost less than my insurance deductible"

- Shelly H.

10-2016

★★★★★

"Great job. I was amazed at how good it came out. This is worth it. I paid less than half the price of a body shop. I will tell all my friends."

– Vladimir T.

10-2016

★★★★★

*The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.


fyxme

Competitive Advantages

Local body shop

Brick & mortar

Long turn around time

Need for rental car

No flexible scheduling

Limited future for Technician

Fyxme redefines both "mobile repair" and auto body shop industry

Mobile repair

Limited coverage area

Small company

Minimal Upside

Minimal lead generation

Lack of technology platform

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.


fyxme

Fyxme's Management Team



Orlando Valle

Co-Founder – Operations and Compliance

Highly accomplished entrepreneur w/ 20+ years of experience



Salim Moussallem

Co-Founder – Technology

Software Engineer w/ 10+ years experience in designing cutting edge technologies



Danny Ghosn

Co-founder - Marketing and Deployment

Highly skilled in problem-solving with extensive engineering and marketing experience



Warren Blom

Partner – Business Development and Sales

Sales executive with over 3 decades of experience in financial services and investment product sales


fyxme

Platform Development

Accident description in 360° environment

Machine learning algorithm to automate quote requests

Lead scoring algorithm to flag high value vs. low value leads

Instant price comparison against traditional body shop pricing

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.


fyxme

Proposed Market Expansion


San Francisco
Sacramento
Las Vegas
Los Angeles
San Diego
Phoenix
Tucson
Albuquerque
El Paso
Oklahoma
Dallas
Austin
San Antonio
Houston
Charlotte
Atlanta
Jacksonville
Orlando
Tampa
Miami
Current Fyxme Markets
Proposed Fyxme Markets

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.


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APPENDIX

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Our Secret Sauce


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Limited overhead for our technicians: Vans equipped with paint, compressor, and necessary tools

PPG PAINTS™

Partnership with PPG to buy paint in bulk and pass on discounts to customers



We help qualified technicians become independent and earn more than what body shops pay them



Data-driven technology, machine learning, and artificial intelligence that allow us to automate the sale conversion process


fyxme

How Our Independent Technicians Benefit

- ***BECOME YOUR OWN BOSS***
- ***SCHEDULE YOUR DAYS AROUND YOUR LIFESTYLE***
- ***BUILD A FUTURE FOR YOU AND YOUR FAMILY***
- ***HIGHER EARNINGS POTENTIAL...***



What Our Technicians Say About Us...

"I no longer have to work long hours and can spend more time with my family. Thanks to Fyxme I was able to increase my monthly income and better my lifestyle"
– Ernesto Ulloa

"I'm finally my own boss and making a good living with Fyxme. I perform one to two repairs per day and earning more than my previous job. I also enjoy working outdoors"
– Anthony Testero

The following individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.


fyxme